Exhibit 6.5

EXPENSE SHARING AGREEMENT

This agreement dated January 4, 2010, between Cherry Financial Partners, Ltd. (FP) and Cherry Investment Advisors, Ltd., (RIA) will enumerate the expense sharing arrangement between the two named parties as well as that of Cherry Agency, Ltd. (Agency).

For value received, FP will provide personnel, equipment and office space for the following functions for the affiliated companies listed above:

1.	Administration and oversight of business.

2.	Accounting and record-keeping.

3.	Liaison with custody firm(s)

4.	Complete monitoring and coaching.

5.	Marketing Activities.

In exchange for the above services, each affiliate (RIA and Agency) will pay to FP, a management fee the minimum of which is to be calculated as a percentage of the total expenses of FP based on the net revenue of the said affiliate. Net revenue for this purpose is defined as gross revenue less fees and commissions to Reps/Agents.

The above calculation will be done on an annual basis with estimated periodic payments toward total being made no less than monthly.

RIA/Agency is responsible for paying any registration fees, licensing fees or any other item required by law to be paid directly by the RIA/Agency

RIA/Agency has no obligation to the vendors of FP in supplying the above services and has no obligation, direct or indirect, to FP to reimburse or otherwise compensate any party for the costs related to the activities of the RIA/Agency, other than as provided in this agreement.

Cherry Financial Partners, LTD

By:	/s/ Dewey Moore
Dewey M. “Rusty” Moore, Jr., CEO

Cherry Investment Advisors, Ltd.		Cherry Agency, LTD

By:	/s/ Dewey Moore	By:	/s/ Dewey Moore
	Dewey M. “Rusty” Moore, Jr., CEO		Dewey M. “Rusty” Moore, Jr., President